SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)


                       SHARED TECHNOLOGIES FAIRCHILD INC.
                       ----------------------------------
                                (Name of Issuer)





                     Common Stock, par value $.004 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    818905101
                                    ---------
                                 (CUSIP Number)


                           The Fairchild Corporation
                        45025 Aviation Drive, Suite 400
                             Dulles, VA 20166-7516
                          Attn: Donald E. Miller, Esq.
                            Telephone: 703-478-5800
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 10, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                                Page 1 of 4 Pages

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CUSIP No. 818905101
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1        NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Fairchild Corporation -- IRS EIN:  Not disclosed
         RHI Holdings, Inc. -- IRS EIN:  Not disclosed
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]

                                                                       (b)[ ]

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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         Not applicable
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                          [ ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Persons are incorporated under the laws of
         Delaware
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                                        7       SOLE VOTING POWER

                                                None (Item 5)
                                        ----------------------------------------

               NUMBER OF                8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       None (Item 5)
            OWNED BY EACH               ----------------------------------------
           REPORTING PERSON             9       SOLE DISPOSITIVE POWER
                 WITH
                                                None (Item 5)
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER


                                                None (Item 5)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         None (Item 5)
--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES

                                                                          [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO
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                                Page 2 of 4 Pages

Item 1.  Security and Issuer.

This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 1996, and amended from time to time (Amendments 1 through 5) (collectively, the "Original 13D Filing"), with respect to the common stock, par value $.004 per share (the "Common Stock") of Shared Technologies Fairchild, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 100 Great Meadow Road, Wethersfield, CT 06109. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing.

Other than as set forth herein, there has been no material change in the information set forth in the Original 13D Filing.

Item 2.  Identity and Background.

This statement is filed by The Fairchild Corporation ("TFC") and RHI Holdings, Inc. ("RHI"), each a Delaware corporation. The address of each of TFC and RHI is 45025 Aviation Drive, Suite 400, Dulles VA 20166-7516. TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC.

The Original 13D Filing sets forth the name, business address, the present principal occupation or employer, and the citizenship of the executive officers and directors of the Reporting Persons. There has been no material change in such information.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original 13D Filing is hereby amended, in pertinent part, by adding the following:

(a) On March 10, 1998, the Issuer was acquired by Intermedia Communications, Inc., pursuant to a merger agreement between the Issuer and Intermedia Communications, Inc. Pursuant to the merger, on March 13, 1998, the Reporting Persons surrendered all their remaining shares of the Issuer (4,669,352 shares of Common Stock) for the cash merger consideration of $15 per share.

(b) As a result of the acquisition of the Issuer by Intermedia Communications, Inc., the Reporting Persons no longer have a beneficial ownership of any shares of the Issuer.

(c) All 4,669,352 shares of Common Stock of the Reporting Persons were surrendered to Intermedia Communications, Inc. (pursuant to the merger described in (a) above) on March 13, 1998, in exchange for the merger consideration of $15 per share.

(e) The Reporting Persons ceased to be beneficial owners of five percent or more of the securities of the Issuer as of March 10, 1998, as a result of the merger described in (a) above. Page 3 of 4 Pages

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 19, 1998



                                     THE FAIRCHILD CORPORATION


                                     By:  /S/ Karen L. Schneckenburger
                                          -------------------------------------
                                          Name: Karen L. Schneckenburger
                                          Title: Vice President & Treasurer



                                     RHI HOLDINGS, INC.


                                     By:  /S/ Karen L. Schneckenburger
                                          -------------------------------------
                                          Name: Karen L. Schneckenburger
                                          Title: Vice President & Treasurer




                               Page 4 of 4 Pages